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Prospectus Supplement to Prospectus dated April 29, 2002

$1,531,213,000

SLM Student Loan Trust 2002-3

Issuer

SLM Funding Corporation

Seller

Sallie Mae Servicing L.P.

Servicer

Floating Rate Student Loan-Backed Securities

        On May 14, 2002, the trust will issue:

	Class A-1T Notes	Class A-1L Notes	Class A-2 Notes	Class A-3 Notes	Class A-4 Notes	Class B Notes
Principal	—	$291,000,000	$450,000,000	$232,000,000	$512,277,000	$45,936,000
Interest Rate	—	3-month	3-month	3-month	3-month	3-month
		LIBOR	LIBOR	LIBOR	LIBOR	LIBOR
		plus 0.01%	plus 0.04%	plus 0.08%	plus 0.14%	plus 0.47%
Maturity	—	July 25, 2006	October 26, 2009	July 25, 2011	October 25, 2016	January 25, 2021

The trust will make payments quarterly beginning July 25, 2002, primarily from collections on a pool of student loans. The trust will pay principal first pro rata to the class A-1 notes until paid in full, second pro rata to the class A-2 notes until paid in full, third pro rata to the class A-3 notes until paid in full, fourth pro rata to the class A-4 notes until paid in full and fifth pro rata to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.

We are offering the notes through the underwriters at the prices shown below, when and if issued. We intend to apply for a listing of the notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-16 of this supplement and on page 20 of the prospectus.

The notes are asset-backed securities issued by a trust. They are not obligations of USA Education, Inc., the seller, Sallie Mae, the servicer or any of their affiliates. USA Education, Inc. will be renamed SLM Corporation effective May 17, 2002.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Seller
Per Class A-1T Note	—	—	—
Per Class A-1L Note	100.0%	0.170%	99.830%
Per Class A-2 Note	100.0%	0.200%	99.800%
Per Class A-3 Note	100.0%	0.225%	99.775%
Per Class A-4 Note	100.0%	0.250%	99.750%
Per Class B Note	100.0%	0.300%	99.700%

We expect the proceeds to the seller to be $1,527,877,800 before deducting expenses payable by the seller estimated to be $748,992.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Morgan Stanley	Salomon Smith Barney

Banc One Capital Markets, Inc.
Credit Suisse First Boston
Merrill Lynch & Co.

April 30, 2002

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on May 2, 2002 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000092838502001779/d424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing